EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$279	$274	$861	$591	$551	$592	$637
Fixed Charges	76	80	319	325	317	325	332
Capitalized Interest	(2)	0	(4)	(2)	(1)	0	0

Total Earnings	$353	$354	$1,176	$914	$867	$917	$969

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$75	$79	$314	$320	$313	$325	$332
Interest Factor in Rentals	1	1	5	5	4	0	0

Total Fixed Charges	$76	$80	$319	$325	$317	$325	$332

Ratio of Earnings to Fixed Charges	4.64	4.43	3.69	2.81	2.74	2.82	2.92

(A)	The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.